February 21, 2007

Via U.S. Mail and Facsimile (801-562-1773)

Rodney M. Tiede
President and Chief Executive Officer
Broadcast International, Inc.
7050 Union Park Avenue, Suite 600
Salt Lake City, UT 84047

	Re:	Broadcast International, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
		Filed April 3, 2006
Form 10-KSB for Fiscal Year Ended December 31, 2003
		Filed March 30, 2004
		File No. 0-13316

Dear Mr. Tiede:

      We have limited our review of the above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note on page 5 of your Form 10-KSB for the fiscal year ended December 31, 2003 that pursuant to license agreements dated May 14,
2002 and November 22, 2002, Interact Devices, Inc. granted you the exclusive right to sell all products and services related to its communication compression technology in several regions of the world, including Iran, North Korea, and Syria. These countries are identified as state sponsors of terrorism by the United States and are subject to U.S. economic sanctions and export controls. Your Form 10-KSB for the fiscal year ended December 31, 2005 does not include any information regarding business in Iran, North Korea, or
Syria. Please describe for us any past, current, and anticipated business activities or other contacts with Iran, North Korea, and Syria, whether through direct or indirect arrangements. In your description, identify the products, technology, and services you provide into those countries. Your response should describe any agreements, commercial arrangements or other contacts with the governments of Iran, North Korea, and Syria or entities controlled by those governments.

*	*	*

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Karen Garnett
		Assistant Director
	Division of Corporation Finance



Rodney M. Tiede
Broadcast International, Inc.
February 21, 2007
Page 1